UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of report regarding the 12th ordinary general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 20, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

[Translation]

June 19, 2003

To Shareholders

NTT DoCoMo, Inc.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Keiji Tachikawa

President and CEO

REPORT OF THE 12TH ORDINARY GENERAL MEETING OF

SHAREHOLDERS

Dear Shareholders:

We wish to inform you regarding the outcome of our 12th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

Report regarding Business Report and Statement of Income for the 12th Fiscal Year (from April 1, 2002 to March 31, 2003) and Balance Sheet as of March 31, 2003.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Approval of proposed appropriation of retained earnings for the 12th Fiscal Year.

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 500 yen per share (The Company did not declare interim dividends due to regulations under the Commercial Code of Japan, and accordingly, the amount of the aggregate annual dividends for this fiscal year is 500 yen per share.).

Item 2:	Repurchase of shares

The proposed repurchase of shares was approved at this meeting, and in order to enable the Company to improve its capital efficiency and swiftly implement capital policies in response to changes in the management environment, it was decided to allow the Company to repurchase up to 2.5 million shares of common stock, up to an aggregate price of 600 billion yen, during the term between the close of the 12th Ordinary General Meeting of Shareholders and the close of the 13th Ordinary General Meeting of Shareholders.

Item 3:	Partial amendment to the Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation in connection with the share certificates lapse system, the relaxation of quorum requirements for special resolutions at general meetings of shareholders and the number of Corporate Auditors were approved.

Item 4:	Election of three (3) Directors

As proposed, the election of the following three new Directors was approved:

        Mr. Yojiro Inoue, Mr. Harunari Futatsugi and Mr. Bunya Kumagai

Item 5:	Election of four (4) Corporate Auditors

As proposed, Mr. Keisuke Nakasaki and Mr. Shinichi Nakatani were reappointed as Corporate Auditors and Mr. Satoshi

        Fujita and Mr. Michiharu Sakurai were newly appointed as Corporate Auditors.

Item 6:	Award of Retirement Benefits Payments to Retiring Directors and Corporate Auditor

As proposed, the award of retirement benefits within a reasonable range to 4 persons, retiring Directors Hideaki Yumiba,

        Yoshiaki Aigami and Eiji Hagiwara, and retiring Corporate Auditor Kiyomi Kamiya, was approved. The amount of the retirement benefits will be determined in accordance with the prescribed standards of the Company.

         The determination of, among other things, amounts, payment dates, and methods, was entrusted to the Board of

         Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring

         Corporate Auditor.

At the meeting of the Board of Directors held after the close of the 12th Ordinary General Meeting of Shareholders, Mr. Keiichi Enoki and Mr. Yasuhiro Kadowaki were elected and appointed as Executive Vice Presidents. Also, after the close of the 12th Ordinary General Meeting of Shareholders, Mr. Keisuke Nakasaki, Mr. Shinichi Nakatani and Mr. Satoshi Fujita were elected and appointed as full-time Corporate Auditors through the mutual election of auditors.

Re: Payment of dividends for the 12th Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: please confirm that the documents titled “Dividend statement for the 12th Fiscal Year” and “Confirmation of bank account to wire transfer dividends” are enclosed herewith.
2.	Shareholders who have requested other methods of payment: a postal transfer payment notice is enclosed herewith. Please bring such payment notice by an early date to a post office to receive your dividends.